Prospectus Supplement dated March 2, 2004 (To Prospectus dated February 10, 2004)

$463,200,000 (Approximate)
LONG BEACH MORTGAGE LOAN TRUST 2004-A
ASSET-BACKED CERTIFICATES, SERIES 2004-A

LONG BEACH SECURITIES CORP.

Depositor

Long Beach Mortgage
Specialty Home Loans

 **Washington Mutual**

Seller and Master Servicer

Consider carefully the risk factors beginning on page S-7 in this prospectus supplement and on page 1 in the accompanying prospectus.

The certificates represent obligations of the trust only and do not represent an interest in or obligation of Long Beach Securities Corp., Long Beach Mortgage Company or any of their affiliates.

This prospectus supplement may be used to offer and sell the certificates only if accompanied by the prospectus.

Only the offered certificates identified below are being offered by this prospectus supplement and the accompanying prospectus.

The Offered Certificates

- Represent ownership interests in a trust consisting primarily of a pool of second lien, fully-amortizing fixed-rate residential mortgage loans.

- The Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class M-8 Certificates will accrue interest at a variable rate equal to one-month LIBOR plus a related fixed margin, subject to limitation or increase as described in this prospectus supplement.

- The Class S Certificates will accrue interest for 30 months on their notional amount at a fixed rate that will decline to a lower fixed rate after 10 months as set forth in this prospectus supplement.

Credit Enhancement

- Subordination as described in this prospectus supplement under "Description of the Certificates—Credit Enhancement—*Subordination.*"

- Excess Interest as described in this prospectus supplement under "Description of the Certificates—Credit Enhancement—*Excess Interest.*"

- Overcollateralization as described in this prospectus supplement under "Description of the Certificates—Credit Enhancement—*Overcollateralization Provisions.*"

- Allocation of Losses as described in this prospectus supplement under "Description of the Certificates—Credit Enhancement—*Allocation of Losses.*"

Class	Original Certificate Principal Balance	Pass-Through Rate	Class	Original Certificate Principal Balance	Pass-Through Rate
Class A	$340,800,000	Variable[1]	Class M-4	$10,800,000	Variable[1]
Class S	$130,000,000[2]	5.00%[3]	Class M-5	$10,800,000	Variable[1]
Class M-1	$ 45,600,000	Variable[1]	Class M-6	$10,800,000	Variable[1]
Class M-2	$ 12,000,000	Variable[1]	Class M-7	$10,800,000	Variable[1]
Class M-3	$ 10,800,000	Variable[1]	Class M-8	$10,800,000	Variable[1]

[1] Determined and subject to limitation and increase as described in this prospectus supplement.
[2] Initial Notional Amount.
[3] Initial Pass-Through Rate.

The underwriters will offer to the public the offered certificates (other than the Class S Certificates) in negotiated transactions at varying prices to be determined at the time of sale. The Class S Certificates will be offered solely by Greenwich Capital Markets, Inc. in negotiated transactions at varying prices to be determined at the time of sale. The proceeds to the depositor from the sale of the offered certificates, before deducting expenses payable by the depositor, will be approximately 101.25% of the aggregate initial certificate principal balance of the offered certificates (other than the Class S Certificates), plus accrued interest in the case of the Class S Certificates. *See* "Method of Distribution."

Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Delivery of the certificates offered by this prospectus supplement will be made in book entry form through the facilities of The Depository Trust Company, and upon request, Clearstream Banking Luxembourg and the Euroclear System on or about March 4, 2004.

Underwriters

RBS GREENWICH CAPITAL
(Lead Underwriter and Book Running Manager)

CREDIT SUISSE FIRST BOSTON

GOLDMAN, SACHS & CO.

WAMU CAPITAL CORP.

$463,200,000 (Approximate)

LONG BEACH MORTGAGE LOAN TRUST 2004-A ASSET-BACKED CERTIFICATES, SERIES 2004-A

LONG BEACH SECURITIES CORP.

Depositor



Long Beach Mortgage
Specialty Home Loans

Washington Mutual

Seller and Master Servicer

PROSPECTUS SUPPLEMENT

Underwriters

RBS GREENWICH CAPITAL
(Lead Underwriter and Book Running Manager)

CREDIT SUISSE FIRST BOSTON

GOLDMAN, SACHS & CO.

WAMU CAPITAL CORP.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information.

We are not offering the Asset-Backed Certificates, Series 2004-A in any state where the offer is not permitted.

We do not claim that the information in this prospectus supplement and accompanying prospectus is accurate as of any date other than the dates stated on the respective covers.

Dealers will deliver a prospectus supplement and an accompanying prospectus when acting as underwriters of the Asset-Backed Certificates, Series 2004-A and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the Asset-Backed Certificates, Series 2004-A will be required to deliver a prospectus supplement and accompanying prospectus for ninety days following the date of this prospectus supplement.

March 2, 2004

Long Beach Mortgage • Series 2004-A